Z 3-24



UI
SECURITIES AN
Wash

05041644

OMB APPROVAL
OMB Number: 3235-0123
Expires: Ocotober 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 0 7 2005
WASH, D.C.
202
SECTION

SEC FILE NUMBER
8-49339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EROOM Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore 312-341-4501
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

4460 Franklin Ave. (Address) Western Springs, (City) IL (State) 60558 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/29/05
S.S

OATH OR AFFIRMATION

I, Michael Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Eroom Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
MARION GONZALEZ
COMMISSION EXPIRES 09/26/05

Notary Public

Signature

Managing Member
Title

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EROOM SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

EROOM Securities, L.L.C.
Annual Report
For the Year Ended December 31, 2004

Table of Contents

Robert Cooper & Company CPAs P.C.
111 West Jackson Blvd. suite 2020
Chicago, Illinois 60604
312-952-9910
facsimile: 708-246-7937

Independent Auditor's Report

To the Members
EROOM Securities, L.L.C.:

We have audited the accompanying consolidated statement of financial condition of **Eroom Securities, L.L.C.** (the Company) as of December 31, 2004, and the related consolidated statements of income, changes in members capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of **Eroom Securities, L.L.C.** at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPAs. P.C.
Chicago, Illinois 60604
February 23, 2005

EROOM Securities, LLC
(An Illinois limited liability company)
Statement of Financial Condition
December 31, 2004

Assets

Cash	$	594,407
Securities owned:		
Marketable securities, at market value		302
Options, at fair value		0
Total securities owned		302
Due from broker dealer		1,162,658
Commission receivable		434,991
Fixed assets net of depreciation		6,997
Other Assets		35,443
Total Assets	$	2,234,798

Liabilities and Member's Equity

Liabilities		
Due from broker	$	4,410
Securities sold short:		
Marketable securities sold short, at market value		180
Options sold short, at fair value		138
Accrued liabilities		36,462
Total liabilities		36,780
Member's equity		2,193,608
Total member's equity and Liabilities	$	2,234,798

0

The accompanying notes to financial statements are an integral part of this statement

EROOM Securities, LLC
(An Illinois limited liability company)
Statement of Operations
For the year ended December 31, 2004

Revenues:		
Commissions	$	4,711,457
Interest and dividend income		321,228
Rebate on futures and stock execution		543,048
Trading income		
Total Revenue		5,575,733
Expenses:		
Interest Expense		1,563
Regulatory and other expenses		31,473
Floor brokerage		101,842
Dividend expense		111
Depreciation		8,459
Payroll charges		1,381,991
Technology & information expenses		79,898
Other operating expenses		441,666
Total expenses		2,047,003
Net Income	$	3,528,730

The accompanying notes to financial statements
are an integral part of this statement

EROOM Securities, LLC
(An Illinois limited liability company)
Statement of Changes in Member's Equity
For the year ended December 31, 2004

Member's capital, December 31, 2003	$	1,815,761
Capital contributions		
Capital withdrawals		(3,150,882)
Net income		3,528,730
Member's capital, December 31, 2004	$	2,193,608

The accompanying notes to financial statements
are an integral part of this statement

EROOM Securities, LLC
(An Illinois limited liability company)
Statement of Cash Flows
For the year ended December 31, 2004

Cash Flows From Operating Activities:		
Net Income	$	3,528,730
Items not effecting cash flow to reconcile cash depreciation		8,459
Changes in assets and liabilities:		
Increase in securities owned		11,255
Increase in receivable from brokers and dealers		(195,241)
Increase in commission receivable		(35,600)
Increase in other assets		(32,143)
Increase in securities sold		(23,464)
Increase in accounts payable and accrued liabilities		24,013
Net Cash used in operating activities		3,286,009
Cash Flows From Investing Activities:		
Purchase of fixed assets		(10,074)
Purchase of preferred jbo stock		0
Net Cash used in investing activities		(10,074)
Cash Flows From Financing Activities		
Proceeds from capital contributions		0
Payments for capital withdrawals		(3,150,882)
Net cash provided by financing activities		(3,150,882)
Net change in cash and cash equivalents		125,052
Cash at December 31, 2003		469,355
Cash at December 31, 2004	$	594,407
		0

The accompanying notes to financial statements
are an integral part of this statement

EROOM Securities, L.L.C.
Notes to Financial Statements
December 31, 2004

NOTE 1. ORGANIZATION

EROOM Securities, Limited Liability Company (The Company) was organized under the Uniformed Limited Liability Company Act of Delaware in June 1996. The company is registered as a foreign limited liability company doing business in the State of Illinois. The business of the Company is to engage in the executing of trades on organized exchanges in the United States. EROOM Securities, L.L.C. is registered as a broker dealer with the Securities and Exchange Commission (SEC) and is a member with the Chicago Board Options Exchange (CBOE) and the National Association of Securities Dealers (NASD). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not carry customer accounts, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing member of the Exchange.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities including options thereon for others. Securities and commission transactions together with related revenues and expenses are recorded on trade date. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

Income Taxes.
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

Depreciation.
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software.

Commissions
Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not for sale in the ordinary course of business.

EROOM Securities, L.L.C.
Notes to Financial Statements
December 31, 2004

NOTE 3. **RELATED PARTY TRANSACTIONS:**

Certain administrative and organizational activities were performed by a related party at no cost to the Company.

NOTE 4. **RECEIVABLE FROM BROKER-DEALERS**

Receovable fromo broker-dealers at December 31, 2004 consist of:

Broker-dealers	$1,162,658

The amount due from broker-dealers is primarily from commisions from the executionof stock and stock options.

The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2004, substantially all assets of the Company are deposited with the clearing broker.

NOTE 5. **Value of Financial Instruments**

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for deposit for memberships and FOC Stock ownership, their carrying amounts approximate their fair value

NOTE 7. **Commission receivable**

Amount represents deposit at clearing firm for commissions earned on execution amount is collectible within 30 days.

NOTE 6. **Securities Owned and Sold, but not yet purchased**

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, not yet purchased
Stocks	$180.00
Options	$138.00
Total	$318.00

EROOM Securities, L.L.C.
Notes to Financial Statements
December 31, 2004

NOTE 7. Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

EROOM Securities, L.L.C.
Notes to Financial Statements
December 31, 2004

NOTE 8 Financial Instruments Held or Issued for Trading Purposes

The Company will occasionaly trade in exchange traded equities, futures and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, futures and options on stock)	nothing to report

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2004, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

	Fair Value December 31, 2004		Average Fair Value Year Ended December 31, 2004	
	Asset	Liability	Asset	Liability
Equity options	$4,933	$8,8815	None	$138

NOTE 9 NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (rule 15c-3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3 of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change day to day, but at December 31, 2004, the Company had net capital and net capital requirements of $2,177,677 which was $1,927,677 in excess of its required net capital of $250,000. The Company's net capital ratio was .02% to 1. Net capital rule may effectively restrict the amount of capital withdrawals to the members.

NOTE 10 Commitments and Contingencies

The Company has no long term agreements which would require expenditures in future periods.

NOTE 11 Preferred Stock

The preferred stock is a non dividend paying restricted stock. The stock is considered unmarketable and is carried at cost which approximates fair value.

EROOM Securities, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2004

Member's equity, December 31, 2004	$	2,193,608
Less:		
Non allowable assets		-10,297
Haircuts		-5,634
Undue concentration		0
Net capital		2,177,677
Required net capital		250,000
Excess capital	$	1,927,677
Excess capital @ 1000%	$	2,174,031

Note The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by EROOM Securities, LLC as of December 31, 2004

The accompanying notes to financial statements are an integral part of this statement

EROOM Securities, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2004

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	36,462
Other		0
		36,462

Ratio: Aggregate Indebtedness to Net Capital	**1.674340% to 1**

The accompanying notes to financial statements are an integral part of this statement

Schedule II

EROOM Securities, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2004

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
111 West Jackson Blvd. suite 2020
Chicago, Illinois 60604
312-952-9910
facsimile: 708-246-7937

Independent Auditor's Report on Internal Control Structure Required By SEC Rule 17a-5

To the Members:
Eroom Securities, LLC.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Eroom Securities, LLC. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in

which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. fn 1
We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Chicago Board Options Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPAs P.C.
Chicago, Illinois 60604
February 23, 2005



OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2004

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Michael Moore
EROOM Securities, LLC
Manager